650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 2, 2015

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Ji Shin Amanda Kim Stephen Krikorian

Re:	MINDBODY, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on May 19, 2015 Response Dated May 26, 2015 File No. 333-204068

Ladies and Gentlemen:

On behalf of our client, MINDBODY, Inc. (“MINDBODY” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 27, 2015, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Page references herein correspond to the page of Amendment No. 1 to the Registration Statement, filed with the Commission on May 19, 2015.

General

1.	We note your response to prior comment 2 of our letter, dated April 23, 2015, that you plan to effect a forward stock split. Please confirm whether you plan to effect the forward stock split prior to the completion of the offering. Confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the forward stock split. We refer you to SAB Topic 4C.

We supplementally confirm to the Staff that the Company plans to effect the forward stock split prior to the completion of the offering and that the Company will revise its financial statements and disclosures throughout the Registration Statement to give retroactive effect to the forward stock split in

Securities and Exchange Commission

June 2, 2015

Amendment No. 2 to the Registration Statement, which will be filed subsequent to the date hereof (“Amendment No. 2”).

Prospectus Summary

Overview, page 1

2.	We note your response to prior comment 5. Please revise the definition of active consumers on pages 2, 31 and 94, as well as the penultimate risk factor on page 30 to state clearly that you do not directly monetize active consumers.

We supplementally advise the Staff that, in Amendment No. 2, we will revise the definition of active consumers on pages 2, 31 and 94, as well as the penultimate risk factor on page 30, to add the following disclosure, which is currently included on page 64 of the Registration Statement:

“While we do not directly monetize consumers of our subscribers’ services, we believe that growth in the number of active consumers on our platform also contributes to our subscriber growth.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 84

3.	We note in your response to prior comment 8, you explain that you allocate the arrangement fee to the separate units of accounting by vendor-specific objective evidence based on separate sales with sufficient concentration in selling prices. Please clarify whether the remaining product sales of the $1,815,000 represents stand-alone transactions used to established VSOE. In this regard, describe circumstances where hardware is sold separately. Further, define “sufficient concentration” of selling price and indicate why you believe the evidence establishes VSOE. We refer you to ASC 605-25-30-6A.

We supplementally advise the Staff that when the Company’s subscribers choose to purchase hardware products, such as cash drawers, receipt printers and bar code scanners, they can choose to purchase the products from the Company or another vendor. Subscribers do not need hardware products to use the Company’s subscription services and the majority of subscribers never purchase hardware products from the Company. In circumstances when the subscriber chooses to purchase hardware products from the Company in conjunction with its initial purchase of subscription and support services, the Company considers these deliverables, consisting of hardware products and the Company’s subscription services and support, to be part of a multiple-element arrangement. Alternatively, subscribers can choose to purchase hardware products at some other point in the customer life cycle to

Securities and Exchange Commission

June 2, 2015

either add a hardware product or replace an existing one. The Company considers these separate sales to be standalone hardware product transactions.

The Company’s total revenue from hardware products sales during the year ended December 31, 2014 was $1,815,000, of which $768,000 was from the sale of hardware products included in multiple-element arrangements, and $1,047,000 was from the sale of hardware products on a standalone basis. The Company used the standalone transactions to determine the selling price of its hardware products.

In determining the selling price of its subscription and support services, the Company uses standalone sales of its subscription and support services. As described in the response to Comment No. 26 in the letter to the Staff dated April 29, 2015, the Company accounts for subscription and support services as a single unit of accounting.

Pursuant to ASC 605-25-30-6A, the Company determines vendor-specific objective evidence of selling price (“VSOE”) based on the “price charged for a deliverable when it is sold separately.” In order to demonstrate that VSOE exists, the Company believes it is appropriate to evaluate the prices of standalone transactions (that is, separate sales) to determine whether there is “sufficient concentration” in standalone selling prices to establish VSOE. In accordance with the Company’s policy, it has “sufficient concentration” in establishing VSOE for subscription services and support and hardware products (the Company’s deliverables) in standalone transactions for such deliverables (separate sales) when 75% or more of the transactions are within +/-20% of the median selling price. The Company determined that it has VSOE for its subscription services and hardware products based on separate sales, as over 80% of its standalone subscription services are sold within +/-20% of the median selling price, and over 95% of its standalone hardware products are sold within +/-20% of the median selling price.

Business

Case Studies, page 113

4.	In each instance you refer to revenue growth of a subscriber, please revise to clarify the period during which the growth was achieved.

In response to the Staff’s comment, we will revise each reference to revenue growth of a subscriber in Amendment No. 2 to clarify the period during which the growth was achieved.

5.	We note that you highlight the recurring revenue of your subscribers in certain of your case studies. To the extent not all of the recurring revenue was processed through your payments platform, revise to avoid the implication that your payments platform caused a subscriber to achieve the percentage of recurring revenue.

We supplementally advise the Staff that, with respect to each reference to recurring revenue of subscribers in the case studies, the Company confirms that all of the recurring revenue was processed through its payments platform.

Securities and Exchange Commission

June 2, 2015

Cutler Salons, page 113

6.	We refer to your statement on page 114 that “[c]ustomized email marketing…helps Cutler cut back on no-shows…, resulting in over 88% of clients showing up for their appointments.” If true, please revise to clarify that Mindbody is a contributing factor in clients meeting their appointments, not the cause.

In response to the Staff’s comment, we will revise the disclosure in Amendment No. 2 to clarify that the Company was a contributing factor in clients meeting their appointments.

Crowdflower, page 114

7.	Please disclose the number of employees at Crowdflower and disclose how engagement rate is measured.

In response to the Staff’s comment, we will revise the disclosure in Amendment No. 2 to disclose the number of employees at Crowdflower and to disclose that the engagement rate is measured as the percentage of employees at Crowdflower who use the benefits provided by Connect Workplace to book and pay for eligible services.

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Securities and Exchange Commission

June 2, 2015

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Richard L. Stollmeyer, MINDBODY, Inc.

Brett White, MINDBODY, Inc.

Kimberly G. Lytikainen, MINDBODY, Inc.

David Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Andrew S. Williamson, Cooley LLP